

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 6, 2010

Mr. Frank A. Pici
Chief Financial Officer
Penn Virginia Corporation
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, PA 19087

> **Re:** **Penn Virginia Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 6, 2009**
> **Response Letter Dated December 14, 2009**
> **File No. 001-13283**

Dear Mr. Pici:

We have reviewed your response letter dated December 14, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Risk Related to Our Oil and Gas Business, page 21

1.   We have read your response to prior comment two of our letter of November 30, 2009, regarding the risk associated with working interest owners that have the right to control the timing of drilling activities. Given that risk factors should be as specific to you as possible, also considering that 24% of your reserves are under this potential limitation of drilling activities, please disclose this fact along with your risk factor in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006, page 72

2.   We have read your response to prior comment four, concerning the reserves associated with impairment charges that you reported in 2006 and 2007. Although you provided some details about the reserve write downs, you did not tell us why you believe the initial booking of these reserves as proved was appropriate. We re-issue prior comment four.

Supplemental Information on Oil and Gas Producing Activities, page 136

Oil and Gas Reserves, page 138

3.   We note your response to prior comments five and six, pertaining to the disclosures required by paragraph 11 of SFAS 69. While reserves added through extensions and discoveries are generally understood to be attributable to additional drilling, we would expect that you would need to provide more meaningful explanations, such as the locations where drilling took place and summarizing the results, so that investors are able to understand the nature and type of reserves which you have added. And although you may have discussed reserve changes elsewhere in the document, you would need to include explanations for each significant change depicted in the reserve tables along with the other reserve disclosures that are required in this note to your financial statements. Please confirm that you will comply with this guidance in future filings.

4.   We also note that in response to prior comment six you state that for the first time you were able to report PUD reserves on the Mingo properties because you completed a geologic study in anticipation of a possible sale of your interest. However, given that you only own a royalty interest in these properties it is not clear how you were able to conclude that it is reasonably certain that the 812 PUD locations will be drilled by the operators, or are even being contemplated being drilled since the operators are not generally under an obligation to inform royalty owners of their plans. Please describe the manner by which you have established reasonable certainty; and submit for review any form of verification of drilling plans received from the operators. If you are unable to provide adequate support, these quantities should not be included as proved reserves.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about these engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director